Exhibit 12

SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	For the Nine Months ended September 30,
	2009	2008
Earnings
Net Income	$141	$192
Income from equity investee	(8)	(10)
Net income before income from equity investee	133	182

Fixed charges	50	60
Distributed income of equity investees	10	13
Allowance for funds used during construction	(1)	(3)
Total earnings available for fixed charges	$192	$252

Fixed charges
Interest and debt expense	$49	$59
Interest component of rent	1	1
Total fixed charges	$50	$60

Ratio of earnings to fixed charges	3.8	4.2

For purposes of computing these ratios, earnings means net income before:
- income from equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs; - amortization of debt costs; and - that portion of rental expense which we believe represents an interest factor.